

Sumit Vohra · 2nd

CEO & Chief Drinking Officer at Lonerider Brewing Company

Raleigh, North Carolina, United States ·

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500+ connections

2 mutual connections: Heather DeSantis and Adam Roberts

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Lonerider Brewing Company

UNC Kenan-Flagler Business School

Experience

CEO & Chief Drinking Officer
Lonerider Brewing Company
Jan 2008 – Present · 13 yrs 7 mos

Investor / Advisor
CrowdfundNC
Jun 2019 – Present · 2 yrs 2 mos

Investor
Malartu
Jan 2016 – Present · 5 yrs 7 mos

Investor
Nuvoda
Jan 2015 – Present · 6 yrs 7 mos

Chairman
Lonerider Spirits
May 2018 – Present · 3 yrs 3 mos
Raleigh-Durham, North Carolina Area

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Education

UNC Kenan-Flagler Business School
MBA'07, MBA
2005 – 2007

Georgia Tech
Master's, Computer Science
1999 – 2000

University of Alabama at Birmingam
Bachelor's, Computer Science
1996 – 1999